Exhibit 99.1

Kamada to Announce Fourth Quarter and Fiscal Year 2024 Financial Results on March 5, 2025

Company to Host Conference Call at 8:00am ET

REHOVOT, Israel, and HOBOKEN, NJ – February 26, 2025 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that it will release financial results for the fourth quarter and fiscal year ended December 31, 2024, prior to the open of the U.S. financial markets on Wednesday, March 5, 2025.

Kamada management will host an investment community conference call on Wednesday, March 5 at 8:00am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the call by dialing 1-877-413-7208 (from within the U.S.), 1-201-689-8555 (International), or 1-809-406-247 Investors (from Israel) using conference I.D. 13751522. The call will be webcast live on the internet at: https://viavid.webcasts.com/starthere.jsp?ei=1706625&tp_key=810bb27504

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second, the Company aims to secure significant new business development, in-licensing, collaboration, and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third, the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns two operating plasma collection centers in the United States, in Beaumont Texas and Houston Texas, and plans to open the third center in San Antonio, Texas, by the end of the first quarter of 2025. Lastly, the Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with the lead product candidate Inhaled AAT, for which the Company is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com